UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Andrew Freedman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY
10019

Re: Huntsman CORP.
PREC14A filed January 20, 2022
Filed by Starboard Value LP, et. al.
File No. 001-32427

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed by Starboard Value LP

Cover Page

1. Please revise your disclosure to remove references to the annual meeting being held virtually, as the company has not yet made any public statement in this respect.

Reasons for the Solicitation, page 8

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Thus, please provide us support for your disclosures that "[o]ver the past seventeen years as a publicly-traded entity, the Company's key management and Board leadership roles have remained largely unchanged" (page 8) and that the company's new "nominees were ...also supportive of straying from governance best practices" (page 13).

Proposal No. 1 Election of Directors, page 14

3. We note your references to your nominees' potential inability to "implement any actions that they may believe are necessary to enhance stockholder value" given their minority status. Please revise your disclosure to describe any plans you or your nominees have for the company.

Quorum; Broker non-votes; Discretionary Voting, page 23

4. Please provide us your written analysis for your conclusion that brokers have discretionary authority to vote on proposal 3.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at (202) 551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions